NOTICE

Change in Corporate Structure

Pursuant to Section 4.9 of National Instrument 51-102

1. Names of parties to the transaction:

Vizsla Silver Corp. ("Vizsla Silver") and Vizsla Royalties Corp. ("Vizsla Royalties").

2. Description of the transaction:

On June 24, 2024 (the "Effective Date"), Vizsla Silver and Vizsla Royalties completed a plan of arrangement pursuant to section 288 of the Business Corporations Act (British Columbia) (the "Arrangement") involving Vizsla Silver, Vizsla Royalties, and the securityholders of Vizsla Silver.

Pursuant to an Arrangement, Vizsla Royalties distributed 80,493,553 shares and warrants of Vizsla Royalties to Vizsla Silver shareholders. The purpose of the Arrangement was to reorganize Vizsla Silver into two separate companies: (a) Vizsla Silver, a publicly-traded silver-gold exploration company focused on advancing the flagship Panuco Project, and (b) Vizsla Royalties, a royalty focused company with initial assets comprised of a 2% net smelter returns royalty on certain concessions comprising the Panuco Project and a 0.5% net smelter returns royalty on certain other concessions comprising the Panuco Project.

As a result of the Arrangement, the shareholders of Vizsla Silver ("Vizsla Silver Shareholders") at the Effective Date received, in exchange for each Vizsla Silver share held at the close of business the day before the Effective Date (the "Vizsla Silver Shares"), one-third of a Vizsla Royalties share (each whole share, a "Vizsla Royalties Share"), one-third of a Vizsla Royalties warrant (each whole warrant, a "Vizsla Royalties Warrant") and one new common share of Vizsla Silver (each, a "New Vizsla Silver Share"). Vizsla Silver warrants and options were also adjusted in accordance with their terms pursuant to the Arrangement as described in more detail in the information circular distributed by Vizsla Silver to the Vizsla Silver Shareholders dated May 17, 2024 (the "Vizsla Silver Circular"). Prior to the Effective Date, Vizsla Royalties was a wholly-owned subsidiary of Vizsla Silver.

The New Vizsla Silver Shares are listed on the TSX Venture Exchange and NYSE American LLC under the same symbol as the Vizsla Silver Shares, "VZLA". The Vizsla Royalties Shares and Vizsla Royalties Warrants are not currently listed on any stock exchange.

The Arrangement, as more fully described in the Vizsla Silver Circular, was approved at the special meeting of shareholders of Vizsla Silver on June 17, 2024 and by the Supreme Court of British Columbia on June 19, 2024.

3. Effective date of the transaction:

June 24, 2024

4. Names of each party, if any, that ceased to be a reporting issuer after the transaction and of each continuing entity:

In connection with the Arrangement, Vizsla Silver continues to be a reporting issuer in provinces and territories of Canada.

In connection with the Arrangement, Vizsla Royalties became a reporting issuer in all provinces and territories of Canada.

5. Date of the reporting issuer's first financial year-end after the transaction if Section 4.9(a) or 4.9(b)(ii) of National Instrument 51-102 applies:

The first financial year-end for Vizsla Royalties following the Arrangement will be April 30, 2024.

6. The periods, including the comparative periods, if any, of the interim financial reports and the annual financial statements required to be filed for the reporting issuer's first financial year after the transaction if Section 4.9(a) or 4.9(b)(ii) of National Instrument 51-102 applies:

April 30, 2024; July 31, 2024; October 31, 2024; January 31, 2025.

7. The documents that were filed under National Instrument 51-102 that described the transaction and where those documents can be found in electronic format if Section 4.9(a) or 4.9(b)(ii) of National Instrument 51-102 applies:

The management information circular of Vizsla Silver dated May 17, 2024, which was filed on SEDAR+ (www.sedarplus.ca) under Vizsla Silver's issuer profile.

Dated: June 24, 2024